UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

H&E EQUIPMENT SERVICES, INC.

(Name of Subject Company (Issuer))

UR MERGER SUB VII CORPORATION

a wholly owned subsidiary of

UNITED RENTALS (NORTH AMERICA), INC.

a wholly owned subsidiary of

UNITED RENTALS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

404030108

(CUSIP Number of Class of Securities)

Joli Gross

UR Merger Sub VII Corporation

100 First Stamford Place, Suite 700

Stamford, CT 06902

Telephone: (203) 622-3131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by UR Merger Sub VII Corporation, a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of United Rentals, Inc., a Delaware corporation (“URI”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of H&E Equipment Services, Inc., a Delaware corporation (the “Company”), at a price per Share of $92.00 net to the holder thereof in cash, without interest, less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 28, 2025 (the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with other related materials, collectively constitute the “Offer”.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows (new language underlined; deleted language struck through):

(a)	The information set forth in the existing first paragraph of Section 17 — “Certain Legal Matters; Regulatory approvals — U.S. Antitrust Compliance” of the Offer to Purchase is amended and supplemented as follows:

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” (“ET”). As of February 4, 2021, however, the reviewing agencies temporarily suspended granting ET, and although there is a planned reinstatement date of February 10, 2025, the reviewing agencies may reinstate ET before or after that date or decline to reinstate ET entirely. The initial waiting period may also be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or it may be extended if the reviewing agency issues a request for additional information and documentary material (a “Second Request”), in which case the waiting period expires 10 days after the date when the acquiring and acquired persons have substantially complied with that Second Request. The purchase of Shares pursuant to the Offer is subject to such requirements.

H&E and URI each filed a Premerger Notification and Report Form (the “HSR Notification Form”) under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on January 16, 2025. On January 31, 2025, URI voluntarily withdrew its filing to provide the FTC with additional time for review, and refiled its HSR Notification Form on February 3, 2025. Following refiling, ~~T~~the required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on February 18, ~~January 31,~~ 2025, unless ~~(a) the reviewing agencies reinstate ET and grant ET for this transaction, thereby shortening the period, (b) the period is lengthened by a pull-and-refile, and/or (c)~~ the period is lengthened by a reviewing agency that issues a Second Request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of URI and/or H&E. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States or under state antitrust laws. URI and H&E do not believe that consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2025

UR MERGER SUB VII CORPORATION

By:	/s/ Joli Gross
Name: Joli Gross
Title: Secretary

UNITED RENTALS (NORTH AMERICA), INC.

By:	/s/ Joli Gross
Name: Joli Gross
Title: Senior Vice President, Chief Legal & Sustainability Officer, Corporate Secretary

UNITED RENTALS, INC.

By:	/s/ Joli Gross
Name: Joli Gross
Title: Senior Vice President, Chief Legal & Sustainability Officer, Corporate Secretary

EXHIBIT INDEX

Index No.

(a)(5)(E)	Press release issued by United Rentals, Inc., dated February 3, 2025.*

* filed herewith